**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D. C. 20549**

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**FORM 8-K**

**CURRENT REPORT**

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)  **May 14, 2003**

**InfoTech USA, Inc.**
**(formerly SysComm International Corporation)**

(Exact name of registrant as specified in its charter)

| Delaware | 000-22693 | 11-2889809 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 7 Kingsbridge Road, Fairfield, New Jersey | 07004 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:          (973) 227-8772

**Item 7.   Financial Statements And Exhibits**

(c) Exhibits.

99.1    Certifications by Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Sarbanes-Oxley Act of 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**INFOTECH USA, INC.**
(Registrant)

Date:   May 14, 2003                    By:  /s/ J. ROBERT PATTERSON
                                              J. Robert Patterson
                                              Vice President, Chief Financial Officer, Treasurer and Director

**Exhibit 99.1**

**Certification Pursuant to**
**18 U.S.C. §1350,**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Quarterly Report of InfoTech USA, Inc. (the "Company") on Form 10-Q for the period ending March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sebastian Perez, Chief Operating Officer and acting President and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SEBASTIAN PEREZ
Sebastian Perez
Chief Operating Officer and acting President and Chief
Executive Officer
InfoTech USA, Inc.
May 14, 2003


**Certification Pursuant to**
**18 U.S.C. §1350,**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**


In connection with the Quarterly Report of InfoTech USA, Inc. (the "Company") on Form 10-Q for the period ending March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Robert Patterson, Vice President, Chief Financial Officer, Treasurer and Director of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. ROBERT PATTERSON
J. Robert Patterson
Vice President, Chief Financial Officer, Treasurer and Director
InfoTech USA, Inc.
May 14, 2003